Exhibit 99.1

Maris-Tech Ltd.

Condensed Interim Financial
Statements
As of June 30, 2022
(Unaudited)

Maris-Tech Ltd.

Condensed Interim Financial Statements as of June 30, 2022 (Unaudited)

Maris Tech Ltd.

Condensed Interim Balance Sheets

(Unaudited)

	June 30, 2022	December 31, 2021
Assets

Current assets
Cash and cash equivalents	$346,866	$785
Short-term deposits	11,040,362	-
Trade receivables	633,976	571,482
Other receivables	579,696	2,873
Inventories, net	533,185	391,484

Total current assets	$13,134,085	$966,624

Non-current assets
Restricted deposits	$33,588	$48,341
Deferred issuance costs	-	871,171
Property, plant and equipment, net	76,996	16,511
Severance pay deposits	158,803	136,620
Operating lease right-of-use assets	692,967	-

Total non-current assets	$962,354	$1,072,643

Total Assets	$14,096,439	$2,039,267

The accompanying notes are an integral part of the condensed interim financial statements.

Maris Tech Ltd.

Condensed Interim Balance Sheets

(Unaudited)

	June 30, 2022	December 31, 2021
Liabilities and Equity (net of capital deficiency)

Current Liabilities
Short-term bank credit and current maturities of long-term bank loans	$-	$410,324
Trade payables	493,063	463,653
Other current liabilities	606,560	791,038
Short-term liabilities due to related party	10,577	296,459
Total current liabilities	$1,110,200	$1,961,474

Long-Term Liabilities
Long-term loans, net of current maturities	$-	$744,769
Long-term loans from related party	1,088,250	1,088,250
Warrants to purchase ordinary shares	-	351,845
Non-current operating lease liabilities	499,965	-
Accrued severance pay	429,068	272,509
Total long-term liabilities	$2,017,283	$2,457,373

Total Liabilities	$3,127,483	$4,418,847

Commitments and Contingencies

Equity
Shareholders’ equity (capital deficiency)
Ordinary shares, no par value: Authorized - 100,000,000 and 12,500,000 as of June 30, 2022 and December 31, 2021, respectively; issued and outstanding: 7,818,860 and 3,085,000 shares as of June 30, 2022 and December 31, 2021, respectively.	-	-
Preferred shares, no par value: Authorized - no shares and 1,250,000 shares as of June 30, 2022 and December 31, 2021, respectively; issued and outstanding: no shares and 489,812 shares as of June 30, 2022 and December 31, 2021, respectively.	-	-
Additional paid-in capital	17,746,837	2,124,601
Accumulated deficit	(6,777,881)	(4,504,181)

Total Shareholders’ equity (capital deficiency)	10,968,956	(2,379,580)

Total Liabilities and Equity (net of capital deficiency)	14,096,439	$2,039,267

The accompanying notes are an integral part of the condensed interim financial statements.

Maris Tech Ltd.

Condensed Interim Statements of Operations

(Unaudited)

	Six months ended
	June 30, 2022	June 30, 2021

Revenues	$967,925	$1,329,525

Cost of revenues	651,149	646,270

Gross profit	316,776	683,255
Operating expenses
Research and development	650,404	402,351
Sales and marketing	454,208	100,511
General and administrative	1,502,406	249,931
Total operating expenses	2,607,018	752,793

Loss from operations	(2,290,242)	(69,538)
Financial income (expenses), net	16,542	(3,640)

Net loss	$(2,273,700)	$(73,178)

Basic and diluted net loss attributable to shareholders per ordinary share	$(0.32)	$(0.02)
Weighted average number of ordinary shares used in computing loss per ordinary share	7,071,018	3,351,675

The accompanying notes are an integral part of the condensed interim financial statements.

Maris Tech Ltd.

Condensed Interim Statements of Changes in Shareholders’ Equity (Capital Deficiency)

(Unaudited)

	Number of Shares issued	Number of Preferred Shares issued	Share capital	Additional paid in capital	Accumulated deficit	Total Shareholders’ capital deficiency
Balance at January 1, 2022	3,085,000	489,812	-	$2,124,601	$(4,504,181)	$(2,379,580)
Changes during the six months period ended June 30, 2022:
Issuance of ordinary shares and warrants upon IPO	4,244,048	-	-	17,824,992	-	17,824,992
Issuance costs	-	-		(2,648,408)	-	(2,648,408)
Conversion of preferred shares into ordinary shares	489,812	(489,812)	-	-	-	-
Reclassification of warrants to purchase ordinary shares from liability to equity	-	-	-	412,299	-	412,299
Share-based compensation	-	-	-	33,353	-	33,353
Net loss	-	-	-	-	(2,273,700)	(2,273,700)
Balance at June 30, 2022	7,818,860	-	-	$17,746,837	$(6,777,881)	$10,968,956

Balance at January 1, 2021	3,085,000	-	-	$1,078,808	$(3,679,957)	$(2,601,149)
Changes during the six months period ended June 30, 2021:
Issuance of Capital, net	-	489,812	-	1,045,793	-	1,045,793
Net loss	-	-	-	-	(73,178)	(73,178)
Balance at June 30, 2021	3,085,000	489,812	-	$2,124,601	$(3,753,135)	$(1,628,534)

The accompanying notes are an integral part of the condensed interim financial statements.

Maris Tech Ltd.

Condensed Interim Statements of Cash Flows

(Unaudited)

	Six Months Ended
	June 30, 2022	June 30, 2021
Cash flows from operating activities:
Net loss from operations	$(2,273,700)	$(73,178)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation	4,250	2,415
Financial income	(96,917)	-
Share-based compensation	33,353	-
Change in fair value of Warrants	60,454	593
Changes in operating assets and liabilities:
Increase in accrued severance pay	156,559	30,350
Increase in trade receivables	(62,494)	(939,374)
Decrease (increase) in other receivables	(576,823)	37
Increase in inventories	(141,701)	(38,327)
Increase in trade payables	29,410	159,610
Increase (decrease) in other current liabilities	(82,169)	100,158
Net cash used in operating activities	$(2,949,778)	$(757,716)

Cash flows from investing activities:
Investment in short-term deposits	$(11,000,000)	$-
Investment in severance funds	(22,183)	(5,807)
Purchase of property, plant and equipment	(64,735)	(7,567)
Net cash used in investing activities	$(11,086,918)	$(13,374)

Cash flows from financing activities:
Repayment of short-term bank credit	$(410,324)	$(166,780)
loan received from controlling shareholders	-	3,298
Issuance of shares and warrants	17,824,992	1,500,000
Issuance costs paid	(2,101,875)	(179,913)
Deferred issuance costs	-	(201,144)
Repayment of long-term bank loans	(744,769)	(87,749)
Repayment of loan from related party	(200,000)	-
Net cash provided by financing activities	$14,368,024	$867,712

Increase in cash, cash equivalents and restricted cash	331,328	96,622
Cash, cash equivalents and restricted cash at the beginning of the year	49,126	54,371
Cash, cash equivalents and restricted deposits at the end of the period	$380,454	$150,993

The accompanying notes are an integral part of the condensed interim financial statements.

Maris Tech Ltd.

Condensed Interim Statements of Cash Flows

(Unaudited)

Cash paid during the period for:
Interest paid	$10,969	$25,865

Supplemental disclosures of non-cash flow information
Reclassification of warrants to purchase ordinary shares from liability to equity	$412,299	$-

The below table reconciles cash, cash equivalents and restricted deposits as reported in the consolidated balance sheets to the total of the same amounts shown in the consolidated statements of cash flows:

	Six months ended
	June 30,
	2022	2021
Cash and cash equivalents	$346,866	$81,430
Restricted deposits	33,588	69,563
Total	$380,454	$150,993

The accompanying notes are an integral part of the condensed interim financial statements.

Maris Tech Ltd.

Notes to Condensed Interim Financial Statements

(Unaudited)

Note 1 - General

A.	Introduction

Maris-Tech Ltd. (the “Company”) was incorporated in 2008 in Israel. The Company develops, designs and manufactures high-end digital video and audio products and solutions for the professional as well as the civilian and home security markets, which can be sold off the shelf or fully customized to meet customers’ requirements.

On February 4, 2022, the Company closed an initial public offering (“IPO”). In connection with the IPO, the Company issued and sold 4,244,048 ordinary shares, no par value (“Ordinary Shares”), and 4,244,048 warrants (after giving effect to the partial exercise of the underwriter’s over-allotment option and the exercise of pre-funded warrants sold in the IPO). The Ordinary Shares and warrants were approved for listing on the Nasdaq Capital Market (“Nasdaq”) and commenced trading under the symbol “MTEK” and “MTEKW,” respectively, on February 2, 2022. For further information see Note 8.

The company operates in Israel and sells to customers in other countries, including the United Kingdom and Switzerland.

B.	Basis of Presentation

The accompanying unaudited condensed interim financial statements and related disclosures have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Certain information and disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, these condensed interim financial statements should be read in conjunction with the Company’s audited financial statements and related notes for the year ended December 31, 2021. The condensed balance sheet as of December 31, 2021 is derived from the audited financial statements at that date, but does not include all of the disclosures required by GAAP.

In the opinion of management, all adjustments considered necessary for a fair statement, consisting of normal recurring adjustments, have been included. Operating results for the six-months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the assets, liabilities, revenue, costs, expenses that are reported in the condensed interim financial statements and accompanying disclosures. These estimates are based on management’s best knowledge of current events, historical experience, actions that the Company may undertake in the future and on various other assumptions that are believed to be reasonable under the circumstances. As a result, actual results may be different from these estimates.

Maris Tech Ltd.

Notes to Condensed Interim Financial Statements

(Unaudited)

Note 1 – General (Continued)

C.	Liquidity and Capital Resources

The Company has experienced net losses and negative cash flows from operations since its inception and has relied on its ability to fund its operations primarily through proceeds from sales of Ordinary Shares and warrants of the Company, loans from banks and long-term loans from shareholders. As of June 30, 2022 and December 31, 2021, the Company had working capital of $12 million and working capital deficit of $1 million, respectively, an accumulated deficit of $6.7 million and $4.5 million, respectively, and negative cash flow from operating activity of $2.9 million and $0.8 million for the six months ended June 30, 2022 and 2021, respectively. The Company anticipates such losses will continue until its products reach commercial profitability.

On March 24, 2021, the Company issued 489,812 preferred shares of the Company, no par value (the “Preferred Shares”), and warrants to purchase up to an aggregate of 489,812 Ordinary Shares to certain investors (the “March 2021 Investors”) in a private placement (the “March 2021 Private Placement”), for aggregate gross proceeds of $1.5 million. These Preferred Shares were converted into an equal number of Ordinary Shares in connection with the closing of the IPO.

On February 4, 2022, in connection with the IPO, the Company issued and sold 4,244,048 Ordinary Shares and 4,244,048 warrants (after giving effect to the partial exercise of the underwriter’s over-allotment option and the exercise of pre-funded warrants sold in the IPO) and received aggregate gross proceeds of $17.8 million before deducting underwriting discounts and commissions and before offering expenses ($15.1 million net proceeds after deducting approximately $1.35 million of underwriting discounts and commissions and approximately $1.35 million of other offering costs).

During February and May 2022, the Company repaid its liabilities to banks and Yaad Consulting and Management Services (1995) Ltd. (“Yaad”) in the total amount of approximately $1.4 million and released personal guarantees securing certain of those loans. In addition, the Company released all the collateral it provided to the banks.

Therefore, based on management’s projections of the business results for the next twelve months, management concluded that the Company has sufficient liquidity to satisfy its obligations over the next twelve months. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

In connection with the outbreak of COVID-19, the Company has taken steps to protect its workforce in Israel. Such steps include remote work when possible, minimizing face-to-face meetings and utilizing video conference as much as possible, practicing social distancing at facilities and elimination of all international travel. The Company continues to comply with all local health directives.

Maris Tech Ltd.

Notes to Condensed Interim Financial Statements

(Unaudited)

Note 1 – General (Continued)

Another impact of the COVID-19 pandemic has been on product delivery, where the lead time to procure component parts is longer and a shortage in supply of component parts has increased as the duration of the COVID-19 pandemic has continued. As long as the COVID-19 pandemic continues, the lead time to obtain component parts may be longer than normal and shortage in supply of component parts may continue or worsen. Therefore, the Company maintains a comprehensive network of world-wide suppliers.

Note 2 - Significant Accounting Policies

Except as described in Note 2E below, these interim unaudited condensed financial statements have been prepared according to the same accounting policies as those discussed in the Company’s audited financial statements and related notes for the year ended December 31, 2021.

A.	Reverse share split

On August 25, 2021, the Company’s shareholders approved an amendment to the Company’s Articles of Association giving effect to a 4:1 reverse share split. The number of authorized shares was affected by the reverse share split. References made to authorized shares, outstanding shares and per share amounts in the accompanying financial statements and applicable disclosures have been retroactively adjusted to reflect this reverse stock split.

B.	Basic and diluted net loss per share

Basic and diluted net loss per Ordinary Share is computed based on the weighted average number of Ordinary Shares outstanding during each year. Shares issuable, are considered outstanding Ordinary Shares including the preferred shares and included in the computation of basic net loss per Ordinary Share as of the date that all necessary conditions have been satisfied.

Warrants to purchase Ordinary Shares, including warrants to purchase Ordinary Shares classified as liability and Ordinary Shares underlying outstanding options in the amount of 4,664,119 and 489,812 shares as of June 30, 2022 and December 31, 2021, respectively, have been excluded from the calculation of the diluted net loss per Ordinary Share due to the fact that all such securities have an anti-dilutive effect for the reporting period.

C.	Leases

The Company determines whether an arrangement is a lease for accounting purposes at contract inception. Operating leases are recorded as right-of-use (“ROU”) assets, which are included in right-of-use assets, and lease liabilities, which are included in other payable and non-current operating lease liabilities on the consolidated balance sheets, respectively. As of June 30, 2022, the Company did not have any finance leases.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company’s leases do not provide an implicit rate; the Company uses an incremental borrowing rate for specific terms on a collateralized basis based on the information available on either the Accounting Standards Codification (“ASC”) Topic 842 “Leases” (“ASC 842”), transition date or commencement date as applicable in determining the present value of lease payments.

Maris Tech Ltd.

Notes to Condensed Interim Financial Statements

(Unaudited)

Note 2 - Significant Accounting Policies (continued)

The ROU asset calculation includes lease payments to be made. The ROU asset and lease liability may include amounts attributed to options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for operating leases is recognized on a straight-line basis over the lease term. In addition, the Company has elected the practical expedients related to lease classification and hindsight.

The Company is a party to two lease agreements for its facilities until October 2024. The Company has the option to extend the agreements for additional periods until October 2027. In addition, the company also leases vehicles for its employees.

The Company’s lease expense was as follows:

	Six months ended
	June 30,
	2022	2021
Lease expense	$55,327	$39,543

Cash flow and other information related to operating leases as follows:

June 30,
2022
Cash paid for amounts included in the measurement of lease liabilities	$53,286
Right-of-use assets obtained in exchange for new operating lease liabilities	$207,818
Weighted-average remaining lease term — operating leases (years)	5.2
Weighted-average discount rate — operating leases	5.07%

The following table sets forth a maturity analysis of the Company’s operating lease liabilities:

2022	$62,378
2023	$148,138
2024	$135,433
2025	$132,891
2026	$132,891
2027	$110,742
Total undiscounted cash flows	$722,473
Less: imputed interest	$86,062
Present value of operating lease liabilities	$636,411

Maris Tech Ltd.

Notes to Condensed Interim Financial Statements

(Unaudited)

Note 2 - Significant Accounting Policies (continued)

December 31, 2021
2022	$114,085
2023	$114,085
2024	$99,786
2025	$96,926
2026	$96,926
2027	$80,772

D.	Share based compensation

The Company applies statement of ASC 718, “Share-based Payment.” ASC 718 requires awards classified as equity awards to be accounted for using the grant-date fair value method. The fair value of share-based payment transactions is recognized as expense over the requisite service period. Forfeitures are accounted for as they occur.

The Company measures the compensation cost related to the options awarded on the grant date and recognize the cost on a straight-line method over the requisite service period of the awards, including awards with graded vesting and no additional conditions for vesting other than service conditions.

Fair value of the equity instrument issued to a non-employee is measured as of the grant date. The fair value of the awards is recognized over the vesting period, which coincides with the period that the counter-party is providing services to the Company.

E.	Recently issued accounting pronouncements

As an emerging growth company, the Jumpstart Our Business Startup Act of 2012 (the “JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

Accounting Pronouncements Adopted in 2022

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update leases “ASU 2016-02” regarding FASB ASC 842. The new guidance requires lessees to recognize lease assets and lease liabilities for those leases classified as operating leases under previous FASB guidance. The Company adopted ASC 842 on January 1, 2022, using a modified retrospective basis and applied the practical expedients related to the transition. The adoption resulted in an increase of approximately $530,444 for the right of use lease assets against lease liabilities.

Maris Tech Ltd.

Notes to Condensed Interim Financial Statements

(Unaudited)

Note 2 - Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for fiscal years beginning on or after January 1, 2023, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its financial statements and related disclosures.

Note 3 - Inventories, net

	June 30,	December 31,
	2022	2021
Raw materials	$279,738	$212,736
Finished products	253,447	178,748
	$533,185	$391,484

The inventory write-off for the period ended June 30, 2022 and June 30, 2021 was $24,717 and $0, respectively.

Note 4 - Other Current Liabilities

	June 30,	December 31,
	2022	2021
Employees and related expenses	$451,668	$191,004
Provision for warranty	18,445	20,758
Accrued expenses	-	533,673
Current maturities of operating leases	136,447	-
Government Authorities	-	45,603
	$606,560	$791,038

Note 5 - Commitments and Contingencies

A.	Liens

The Company had recorded floating charges on all of its tangible assets in favor of banks. Upon the closing of the IPO, the Company repaid its liabilities to banks and released all the collaterals it provided to banks.

The Company’s long term restricted deposit in the amount of $33,588 has been pledged as security in respect of certain guarantees granted to the Company’s lenders as part of the office rent agreement. Such deposit cannot be pledged to others or withdrawn without the consent of the applicable lender.

Maris Tech Ltd.

Notes to Condensed Interim Financial Statements

(Unaudited)

Note 5 - Commitments and Contingencies (continued)

B.	Guarantees

Certain shareholders of the Company provided a guarantee to the Company’s lenders in the amount of $1.6 million, with no specific date of expiration. During February and May 2022, the Company repaid its liabilities to those lenders in the amount of $1.4 million and the personal guarantees securing certain of those loans were released.

Note 6 – Revenues

Disaggregation of revenue

The following table disaggregates the Company’s revenues based on the nature and characteristics of its contracts, for the six months ended June 30, 2022 and 2021:

	Six months ended
	June 30, 2022	June 30, 2021
Sales of products	$616,670	$1,085,539
Proof of concept and non-recurring engineering contracts	351,255	$243,986
	$967,925	$1,329,525

Note 7 – Warrants

The fair value of the warrants issued in March 2021, classified as a liability, as of December 31, 2021 was calculated by independent valuation expert using the Black–Scholes option price model based on the following assumptions:

	Merger and Acquisition (“M&A”) Scenario	IPO Scenario
Expected volatility (%)	54.96	56.21
Risk-free interest rate (%)	0.66	1.26
Expected Life (years)	1.79	4.29
Value per share	0.17	0.85
Exercise price (U.S. dollars per share)	7.9888	6.1248

In addition, based on management’s expectations for the merger and acquisition scenario, the value was calculated by performing numerous iterations based on the latest transaction with a probability assigned to this case of 20%, and for initial public offering the probability assigned to was 80%. The total value of the warrants was calculated using a weighted average calculation using the above-mentioned percentage.

The fair value of the warrants issued in March 2021, classified as a liability, as of February 4, 2022, was calculated using the Black–Scholes option price model based on the following assumptions:

Expected volatility (%)	55.82
Risk-free interest rate (%)	1.69
Expected Life (years)	4.19
Value per share	3.12
Exercise price (U.S. dollars per share)	6.1248

Maris Tech Ltd.

Notes to Condensed Interim Financial Statements

(Unaudited)

Note 7 – Warrants (continued)

The fair value of the warrants as of February 4, 2022 was $412,299. The warrants were classified into shareholders’ equity upon the IPO, see Note 8A. The warrants’ fair value revaluation was $60,454 and is recorded in finance expenses in the statement of operation for the period ended June 30, 2022.

For information regarding the warrants issued in the IPO see Note 8.

Note 8 – Equity

A.	IPO

On February 4, 2022, the Company issued and sold in connection with the closing of the IPO (i) 3,690,477 units, each consisting of one Ordinary Share and one warrant to purchase one Ordinary Share, and (ii) 10,000 pre-funded units, each consisting of one pre-funded warrant to purchase one Ordinary Share and one warrant. In addition, the Company also issued and sold 65,247 Ordinary Shares, 478,324 pre-funded warrants and 543,571 warrants pursuant to the partial exercise of the over-allotment option and issued 488,324 Ordinary Shares pursuant to the exercise of the 488,324 pre-funded warrants issued in the IPO. The warrants were exercisable immediately upon issuance at an exercise price of $5.25 and expire on February 4, 2027. In connection with the IPO, the Company received gross proceeds of approximately $17.8 million before deducting underwriting discounts and commissions and before offering expenses ($15.1 million net proceeds after deducting approximately $1.35 million of underwriting discounts and commissions and approximately $1.35 million of other offering costs). The Ordinary Shares and warrants were approved for listing on the Nasdaq and commenced trading under the symbol “MTEK” and “MTEKW,” respectively, on February 2, 2022.

Certain actions were completed in connection with the closing of the IPO, including:

1)	The 489,812 Preferred Shares issued and outstanding were automatically converted into 489,812 Ordinary Shares.

2)	The Company’s warrants to purchase up to an aggregate of 489,812 Ordinary Shares are exercisable until March 24, 2026, at an exercise price of $6.1248 per Ordinary Share.

3)	The Company issued 185,023 warrants to the underwriters for the IPO to purchase up to 185,023 Ordinary Shares at an exercise price of $5.25. The warrants expire five years from the day of issuance and are exercisable beginning August 1, 2022. The fair value of the warrants issued to the underwriters of $199,125 was recorded as an issuance cost.

4)	The Company issued to two of its advisors warrants to purchase up to 180,409 Ordinary Shares, exercisable until April 21, 2026, at an exercise price of $0.0004 per Ordinary Share and warrants to purchase up to 400,472 Ordinary Shares at an exercise price of $4.20 per Ordinary Share. The warrants are exercisable for a period of five years from the date of issuance. The fair value of the warrants of $695,685 was recorded as an issuance cost. In connection with the agreement between the parties, the Company recognized during 2021 a provision of $75,000 which was classified into shareholders’ equity upon the IPO.

5)	The Company issued to its legal advisor for the IPO warrants to purchase up to 145,506 Ordinary Shares, exercisable until February 4, 2027, at an exercise price of $4.20 per Ordinary Share. The fair value of the warrants of $183,338 was recorded as an issuance cost.

Maris Tech Ltd.

Notes to Condensed Interim Financial Statements

(Unaudited)

Note 8 – Equity (continued)

6)	The Company filed with the Israeli Companies Registrar an amendment to its Articles of Association to increase the authorized registered share capital of the Company to 98,750,000 Ordinary Shares and 1,250,000 Preferred Shares effective immediately. The Preferred Shares converted into Ordinary Shares. Following such conversion, the authorized registered share capital of the Company was automatically increased to 100,000,000 Ordinary Shares.

B.	Private Placement

On March 24, 2021, the Company entered into a share purchase agreement (the “March 2021 SPA”), pursuant to which the Company issued an aggregate of 489,812 Preferred Shares to the March 2021 Investors for aggregate gross proceeds of $1.5 million. The Preferred Shares have rights identical to those attached to the Ordinary Shares, except that the Preferred Shares have customary anti-dilution protection for a period of eighteen months from March 24, 2021 in the event of certain issuances of Ordinary Shares, and were automatically convertible into Ordinary Shares in case that an initial public offering is consummated. Following the closing of the IPO, all Preferred Shares were automatically converted into 489,812 Ordinary Shares. Pursuant to the March 2021 SPA, the Company had the right, until December 24, 2021, to require the March 2021 Investors to purchase up to an additional $0.5 million of Preferred Shares on the same terms as the March 2021 SPA. The Company made a decision not to raise any additional amount.

Each of the March 2021 Investors also received one warrant to purchase one Ordinary Share for each Preferred Share issued to such investor. Such warrants are exercisable pursuant to the following terms: (i) if an initial public offering of the Ordinary Shares is consummated by the Company during a period of fifteen months from the issuance date of the warrant, the warrants will be exercisable until March 24, 2026, at an exercise price of $6.1248 per Ordinary Share; or (ii) if no initial public offering of the Ordinary Shares is consummated by the Company during such fifteen month period, the warrants will be exercisable until September 24, 2023, at an exercise price of $7.9888 per Ordinary Share.

The Preferred Shares qualify to be recognized within permanent equity. Therefore, the consideration in the amount of $274,294 was allocated to the warrants, and the rest of the consideration was allocated to the Preferred Shares within equity.

Issuance cost were allocated to profit or loss and equity based on the proportion of the allocated consideration described above.

Note 9 - Share base compensation

On June 27, 2021, the Company’s board of directors approved a cash bonus pool in an aggregate amount of $300,000 to be distributed to the Company’s employees and service providers, other than the Company’s Chief Executive Officer, in such amounts and at such times as may be determined in the sole discretion of the Chief Executive Officer, upon successful completion of an initial public offering. The Company’s board of directors also approved the issuance of options to purchase an aggregate of 285,422 Ordinary Shares, to be granted under the Company’s 2021 Share Option Plan (the “SOP”) to certain employees, directors and consultants, upon the successful completion of an initial public offering. Out of the total amount, 201,427 were approved on June 27, 2021 and 83,995 were approved during July 2021.

Maris Tech Ltd.

Notes to Condensed Interim Financial Statements

(Unaudited)

Note 9 - Share base compensations (continued)

On February 4, 2022, the Company granted to the Chairman of the Board of Directors options to purchase up to 71,496 Ordinary Shares under the SOP, exercisable within five years from the date of the grant, and subject to a vesting schedule of 8.33% at the end of each three month period of continuous services. All options are subject to a lockup of twelve months from the date of listing of the Ordinary Shares on Nasdaq and have an exercise price of $4.2 per Ordinary Share. The fair value of this grant was $90,085 calculated using the Black Scholes model based on the following weighted average assumptions: share price equal to $3.12; dividend yield of 0% for all years; expected volatility of 54.67%; risk-free interest rate of 1.78%; and expected life of five years.

On February 4, 2022, the Company granted to two of the directors of the Company options to purchase up to 12,500 Ordinary Shares under the SOP, exercisable within five years from the date of the grant and subject to a vesting schedule of 6.25% at the end of each three month period of continuous services. All options are subject to a lockup of twelve months from the date of listing of the Ordinary Shares on Nasdaq and have an exercise price of $4.20 per Ordinary Share. The fair value of this grant was $15,750 calculated using the Black Scholes model based on the following weighted average assumptions: share price equal to $3.12; dividend yield of 0% for all years; expected volatility of 54.67%; risk-free interest rate of 1.78%; and expected life of five years.

On February 4,2022, the Company granted to certain employees and consultants of the Company options to purchase up to 169,588 Ordinary Shares under the SOP, exercisable within five years from the date of the grant and subject to a vesting schedule of 50% the second-year anniversary following the initial listing of the Ordinary Shares on Nasdaq and 6.25% every three months thereafter each three month period of continuous services. The fair value of this grant was $191,634 calculated using the Black Scholes model based on the following weighted average assumptions: share price equal to $3.12; dividend yield of 0% for all years; expected volatility of 56.38%; risk-free interest rate of 1.67%; and expected life of four years. The exercise price of the options is $4.20 per Ordinary Share.

On April 1, 2022, the Company granted to an employee options to purchase up to 31,838 Ordinary Shares under the SOP, exercisable within five years from the date of the grant and subject to a vesting schedule of 50% the second-year anniversary following the initial listing of the Ordinary Shares on Nasdaq and 6.25% every three months thereafter each three month period of continuous services. The fair value of this grant was $10,188 calculated based on the Black Scholes model based on the following weighted average assumptions: share price equal to $3.12; dividend yield of 0% for all years; expected volatility of 58.74%; risk-free interest rate of 1.61%; and expected life of 3.5 years. The exercise price of the options is $4.2 per Ordinary Share.

Maris Tech Ltd.

Notes to Condensed Interim Financial Statements

(Unaudited)

Note 10 – Fair value of financial instruments

The Company’s financial instruments consist mainly of cash and cash equivalents, short-term deposit, accounts receivable, restricted deposits for employee benefits, accounts payable, warrants, short-term and long-term loans.

Fair value for the measurement of financial assets and liabilities is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company utilizes a valuation hierarchy for disclosure of the inputs for fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:

●	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

●	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

●	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

By distinguishing between inputs that are observable in the market place, and therefore more objective, and those that are unobservable and therefore more subjective, the hierarchy is designed to indicate the relative reliability of the fair value measurements. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The Company, in estimating fair value for financial instruments, determined that the carrying amounts of cash and cash equivalents, short-term deposit, trade receivables, short-term bank credit, trade payables, short term loans from shareholders are equivalent to, or approximate their fair value due to the short-term maturity of these instruments. The liabilities include long-term loans from shareholders that do not bear any interest, but taking into account the schedule of its maturities and its amount are approximate to their fair value.

Note 11 – Related party transactions

	June 30,	December 31,
	2022	2021
Balances with related parties:
Short-term liabilities due to shareholders	$10,577	$96,320
Long -term loans due to shareholders	$1,088,250	$1,088,250

Note 12 – Other events occurred during the period

On June 1, 2022, the Company announced that its board of directors has authorized a share repurchase plan (the “Repurchase Plan”) allowing the Company to invest up to $1 million to repurchase its Ordinary Shares.

The Repurchase Plan authorizes the Company’s management to repurchase Ordinary Shares, from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. Such repurchases will be made in accordance with applicable U.S. securities laws and regulations, under the U.S. Securities Exchange Act of 1934, as amended, and applicable Israeli law, and are subject to the approval of the Israeli court, which is meant to ensure that the Company has enough resources for the Repurchase Plan without affecting its other on-going obligations and commitments. The Repurchase Plan does not obligate the Company to repurchase any specific number of the Ordinary Shares and may be suspended or terminated at any time at management’s discretion. As of June 30, 2022, no shares have been repurchased under the Repurchase Plan.